DENVER, CO OFFICE 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

November 13, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:                             Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

During the course of the teleconference on November 8 between Uranium Resources, Inc. (the “Company”) and the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), the Staff requested additional information regarding the Company’s impairment assessment in conjunction with Comment No. 5 from the Staff’s letter dated October 22, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).  The Company hereby responds to the Staff’s request.

5.  Property, Plant and Equipment

Comment No. 5 — Additional Information

During the course of the teleconference between the Company and the Staff on November 8, 2013, the Staff asked for additional information to answer the concern over which other uranium companies would be in a position to use the Company’s production facilities located at operating sites in South Texas.  This presumes we were either tolling, we are using the facilities in combination with tolling, or had sold those facilities to other companies or any combination of the above.  Transportation costs for U3O8 resin range from $0.50/lb for Texas material to <$3.00/lb for South Dakota and Wyoming material.  The source of this information is the U.S. Energy Information Administration Report — 3rd Quarter 2013 Domestic Uranium Production Report (October 2013) with additional institutional knowledge from URI staff.

Producers

Mestena Uranium — Alta Mesa, TX

South Texas Mining Venture — Hobson and Palangana, TX

Cameco — Crow Butte, NE and Smith Ranch, WY

Ur Energy — Lost Creek, WY

Uranium One USA Inc. — Willow Creek, WY

Permitted and Licensed Facilities

UEC — Goliad, TX

Signal Equities — Brevard; TX

URI — Churchrock and Crownpoint, NM

Strata Energy — Ross, WY

Uranium One — Moore Ranch, WY

Projects now under construction

Uranerz — Nichols Ranch, WY

Developing Projects

Signal Equities — Brown and various, TX

Rio Grande Resources — various, TX

Powertech Uranium — Dewey Burdock, SD

Uranium One — Jab and Antelope, WY

The Staff also requested clarification of management’s impairment evaluation of the carrying value of the two South Texas processing plants.  In September 2013, the Company sought a high level assessment from an independent third party consultant for purposes of assessing the South Texas plant assets for indicators of impairment.  The following is an excerpt from the high level assessment performed by Terry McNulty, a mineral processing and chemical engineering consultant with expertise in uranium processing facilities:

“I have reviewed some capital cost estimates that we have made for other clients, including one just completed for a central resin elution/yellowcake production facility taking loaded resin from satellite leaching plants.

As a generalization, a plant producing 1.6 million pounds of yellowcake annually will likely cost roughly $25 million plus the cost of the wellfield itself.  From a salvage/resale standpoint, the wellfield would, of course, have limited value. Depending on age and condition, your resin elution/precipitation/drying and packaging plants would certainly have value.  However, the value would be based strictly on the equipment itself, not constructed cost, as follows:

Averaging estimates from our past studies shows that a plant costing $25 million would contain equipment with a total purchase price of around $10 million. The added $15 million would consist of EPCM fees, purchasing, owner’s costs (IX resin first-fill, etc.), freight, working capital equaling 60 days of operating expense, and miscellaneous expenses included in the usual 20% contingency that somehow almost always manages to get spent.

A rough guess at salvage/resale value of the equipment originally purchased for $10 million is $5-6 million, recognizing that you might get the better price because you would be able to offer quicker delivery time for some items than could be obtained for new equipment. There also are companies like Aaron Equipment that will buy used equipment for reconditioning and sale, but they are likely to pay less than a prospective uranium producer might.”

On the basis of the assessment above, an estimated fair value for the two plants is $10.0-$12.0 million, while the carrying value for the two plants at December 31, 2012 was $4.2 million for Kingsville and $4.8 million for Rosita, or a combined $9.0 million.  Accordingly, because the fair value exceeds the carrying value for these assets, no further impairment assessment is deemed necessary at December 31, 2012.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0482 or by email at cjones@uraniumresources.com. You may also contact Paul Hilton of Hogan Lovells US LLP by phone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com, or David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Christopher M. Jones
Christopher M. Jones
President and Chief Executive Officer